                              POULTON & YORDAN
                                ATTORNEYS AT LAW

RICHARD T. LUDLOW

                                January 31, 2006

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re: BMB Munai, Inc.
                  Registration Statement on Form SB-2
                  Filed October 21, 2005
                  File No.: 333-129199

                  Form 10-KSB/A for the year ended March 31, 2004
                  Filed October 5, 2005
                  File No. 000-28638

Dear Mr. Schwall:

         At the request of the management of BMB Munai, Inc., (the "Company" or
"BMB Munai") and further to my conversations with Mr. Murphy and Ms.
Moncada-Terry we are responding to comments raised by the staff at the Securities and Exchange Commission in your letters dated November 23, 2005 and November 30,
2005. Following are the responses to your comments.

                           LETTER OF NOVEMBER 23, 2005

Selling Security Holders, page 14
---------------------------------

1.       Disclose how the securities being registered for resale were acquired by the selling security holders.

         The securities being registered for resale were acquired by the selling security holders directly from the Company in either the private placement of shares concluded by the Company in July 2004 or March 2005, pursuant to exemption 4(2) of the Securities Act and/or Regulation S.

                      POULTON & YORDAN    TELEPHONE: 801-355-1341
         324 SOUTH 400 WEST, SUITE 250    FAX: 801-355-2990
            SALT LAKE CITY, UTAH 84101    POST@POULTON-YORDAN.COM

Mr. Roger Schwall
January 31, 2006

         If the staff deems it necessary, the Company will add disclosure of this information to the amended SB-2 registration statement.

2.       Identify as underwriters all selling security holders who are registered broker-dealers, unless you can confirm to us that such selling security holders received their shares as compensation for investment banking services.

         Each selling security holder has confirmed that it is not a registered broker-dealer.

Form 10-KSB/A for the year ended March 31, 2004
-----------------------------------------------

Controls and Procedures, page 30
--------------------------------

1.       We note that, in addition to your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the amended report, you include disclosure indicating that "your disclosure controls and procedures are now effective." Revise to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective. Make similar revisions to your Form 10-QSB/A for the quarter ended December 31, 2004.

         We propose to amend the disclosure controls and procedures as follows to explain how management has determined that disclosure controls and procedures are now effective.

              "Our chief executive officer and our chief financial officer (the
         "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule
         13a-15 and Rule 15d-15(e)). Such officers have concluded (based upon their evaluations of these controls and procedures, as more fully discussed in the following paragraphs, as of the end of the period covered by this amended report) that our disclosure controls and procedures are effective as of the date this amended report is filed to ensure that information required to be disclosed by us in this report is accumulated and communicated to management, including the Certifying
         Officers as appropriate, to allow timely decisions regarding required disclosure. During the period from the time the original report was filed to the time we filed this amended report, we have developed certain internal financial reporting policies and procedures such as thorough review for compliance with requirements by completing appropriate checklists, which to the best of our knowledge and

Mr. Roger Schwall
January 31, 2006

         understanding proved to be effective as of filing of this amended report thus, making us, as the management, believe that disclosure controls and procedures are effective as well."

                           LETTER OF NOVEMBER 30, 2005

                         SB-2 filed on October 21, 2005

Summary Historical Reserve and Operating Data, page 4
-----------------------------------------------------

1.       Please remove the dollar signs under the production information for each period shown here and on page 33.

         We will remove all dollar signs.

Risk Factors, page 5

         A substantial or extended decline in oil and natural gas prices..page 6
         -----------------------------------------------------------------------

2.       Please include in this risk factor the fact that you currently receive materially lower prices than world market prices for crude oil and your gas price is substantially lower than that received in North America.

         We propose to add the following language to the above referenced risk factor (page 6) to the beginning of the paragraph immediately following the second set of bullet point items:

                  "Until we are granted an export license from the government, we are limited to selling our production to the domestic market in
         Kazakhstan. As a result, we currently receive materially lower prices than the world market prices for our crude oil. Similarly, the prices we will receive for the gas we produce will be substantially lower than prices for natural gas received in North America."

3.       Please include a risk factor that states under the terms of your current exploration contract you only have the right to produce until the year 2007 and that 94% of your proved reserves are scheduled to be produced after 2007. There is no guarantee whether the current license will be extended or a new commercial exploration and production contract will be granted.

         We propose to add the following risk factor to the top of page 8:

                  We will be unable to produce up to 94% of our proved reserves if we are not able to extend our current contract or obtain a new

Mr. Roger Schwall
January 31, 2006

         contract from the Republic of Kazakhstan, which would likely require us to terminate our operations.

                  Under our current contract for exploration of hydrocarbons on
         Aksaz, Dolinnoe and Emir fields, we have the right to produce oil and gas only until July 2007, yet 94% of our proved reserves are scheduled to be produced after July 2007. If we are unable to receive a commercial production contract to which we have the exclusive right to negotiate as per exploration contract terms, or extend our current contract we will lose our right to produce the reserves on our current properties. If we are unable to produce those reserves, we will be unable to realize revenues and earnings and to fund operations and we would most likely be unable to continue as a going concern.

Business and Properties, page 28
--------------------------------

         Oil and Natural Gas Reserves, page 30
         -------------------------------------

4.       You state that Chapman Engineering used oil and natural gas prices in effect during March 31, 2005, which you disclosed was $15.17 for the year ended March 31, 2005. However, the reserve report uses an oil price of approximately $21.00 per barrel, which is 38% higher than the price you disclose in the filing. Please explain this to us.

         As dictated by Section 210.4-10(a)(2), the reserve report uses an oil price of $21.00 per barrel because that was the price per barrel of oil in the
Kazakhstan domestic oil market on March 31, 2005, the date of the reserve report. By contrast, $15.17 reflects the average price per barrel we received throughout the fiscal year for the oil we sold. As you point out, the price of oil in the Kazakhstan domestic market increased significantly during the period from March 31, 2004 to March 31, 2005, not unlike the significant increases experienced in the world market during the same time period. As a result of the significant price increase during the aforementioned period, the average oil price we realized during the period from March 31, 2004 to March 31, 2005, was lower than the price at March 31, 2005.

         Production, page 31
         -------------------

5.       You state that you produced no natural gas during the month of August
         2005, however, you disclose 41.7 BCF of proved gas reserves. Please explain this to us.

         Please see our response to comment 14 below.

Mr. Roger Schwall
January 31, 2006

         Recent Developments, page 34
         ----------------------------

6.       You indicate that you have tested several wells such as the Dolinnoe 2 and Emir 1 wells in June 2005. Please disclose the results of this testing and if you think it is representative of the wells' long-term production trends. Along bring this production up to date as possible.

         According to the State laws of the Republic of Kazakhstan, the Company is required to test every prospective object on its properties separately, this includes the completion of well surveys on different modes with various choke sizes on each horizon. This testing can take up to three months per horizon.

         In the course of well testing, when the transfer from object to object occurs, the well must be shut in, the production activity closes for the period of mobilization/ demobilization of workover rig, pull out of hole, run in hole, perforation, packer installation time, etc. Oil production is temporarily suspended due to well shut down which has the effect of artificially diminishing production rates.

Production rates:

         Cumulative total production rate from all intervals tested is shown on the table following the response to this comment.

Aksaz -1

         Status: The well is awaiting workover due to technical conditions.

         Producing testing intervals: 4,428-4,253m; 4,256-4,257m; 4,261-4,265m;
         4,269-4,273m

         Prior to workover the single interval production rates were as follows:

         139 bpd - 10 mm diameter choke. This production level was registered with paraffin buildup. 252 bpd - 10 mm diameter choke. This production level was registered without paraffin buildup.

Aksaz-4

         Status: The well was completed in August 2005.

         Producing testing intervals: 4,311-4,299m and 4,294.3-4,292.8m

Mr. Roger Schwall
January 31, 2006

         Current production rates from single interval testing are as follows:

         126 bpd - 6 mm diameter choke with paraffin buildup
         220 bpd - 6 mm diameter choke without paraffin buildup

Dolinnoe-1

         Status: Engaged in test production. The Company plans to increase production from the Dolinnoe-1 well through hydraulic fracturing with acid treatment and, if necessary, horizontal or deviated drilling from existing wellbores will be conducted.

         Producing testing intervals: 3,550-3,565m and 3,521-3,532m

         Current single interval production rates are as follows:

         114 bpd - 6 mm diameter choke with paraffin buildup
         189 bpd - 6 mm diameter choke without paraffin buildup

Dolinnoe-2

         Status: Engaged in test production. The Company plans to increase production from the Dolinnoe-2 well through hydraulic fracturing with acid treatment and, if necessary, horizontal or deviated drilling from existing wellbores will be conducted.

         Producing testing intervals: 3,574.5-3,577m, 3,578.4-3,582m,
         3,600-3,609m; 3,611.5-3,613.5m; 3,616-3,627m; 3,640-3,641m

         Current single interval production rates are as follows:

         126 bpd - 4 mm diameter choke with paraffin buildup

Dolinnoe-3

         Status: While testing various intervals, we determined that the current interval from which solid production rates occurred is 24 m, but only
         17 m were perforated. After perforation of the 17m a blowout occurred and we could not run in hole with the pipe. We are in the process of killing the well. After killing the well we will clean the bottomhole zone, run in hole with a perforator and will perforate the remaining 7
         m in the producing interval. After perforation we will lower tubing and start testing again in order to determine the proper rate.

Mr. Roger Schwall
January 31, 2006

         Producing testing intervals: 3,614.5-3,603m and 3,600.6-3,594.5m

         Current single interval production rates are as follows:

         756 bpd - 4 mm diameter choke with paraffin buildup
         1260 bpd - 8 mm diameter choke with paraffin buildup

Emir -1

         Based on logging, 4 prospective objects were identified and perforated and all 4 objects were tested. This well is awaiting a service rig to perform workover as discussed in our response to comment 17 below.

         Producing testing intervals: 2,863-2,871m; 2,922-2,924m; 2,930-2,975m;
         3,009-3,017m

         Current single interval production rate is 40-50 bpd.

         With current completions, which include only one zone per well, the overall daily production rate range from the 6 wells is 1,266 to 2,100 bpd, depending on choke sizes and well bore conditions on the wells, etc. This, of course, is not representative of the cumulative total production rate from all of the tested intervals in each of the wells. The accumulated total for the tests on these wells are shown below:

----------------------------------------------------------------------------------------------------------------
                                                                  Choke size,
     Well           Interval, m                Influx                  Mm             Oil, bpd        Average
----------------------------------------------------------------------------------------------------------------
                                                                       6                        184
    Aksaz 1          4249-4307            Oil and gas flow             8                        250         245
                                                                       10                       300
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                      245
----------------------------------------------------------------------------------------------------------------
                     4296-4293,                                        4                        107
                     4272-4266,           Oil and gas flow             6                        126         151
    Aksaz 4          4261-4257                                         8                        220
                 -----------------------------------------------------------------------------------------------
                    4304.9-4311,                                       4                         76
                    4299-4305.1,          Oil and gas flow             6                      113.4         105
                   4298.8-4294.3            (high water)               8                        126
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                      256
----------------------------------------------------------------------------------------------------------------
                    3521 - 3532       Production 5/04 to 3/05                                   172         172
  Dolinnoe 1         3550 -3570           Production 4/05                                       133         133
                    3631 - 3647           Production 5/05                                       146         146
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                      451
----------------------------------------------------------------------------------------------------------------
                    3574.5-3577;
                    3578.4-3582;                                       6                         83
                   3592 - 3597.4;
  Dolinnoe 2         3600-3609;           Oil and gas flow             8                        100          97
----------------------------------------------------------------------------------------------------------------

Mr. Roger Schwall
January 31, 2006

----------------------------------------------------------------------------------------------------------------
                   3611.5-3613.5;
                     3616-3627;
                    3628-3635.5;
                   3640.6-3641.7                                       10                       107
                 -----------------------------------------------------------------------------------------------
                                                                       6                        239
                    3510.5-3512;          Oil and gas flow             8                        252         243
                     3513-3522                                         10                       239
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                      340
----------------------------------------------------------------------------------------------------------------
                                                                       6                         84
                    3665.5-3682           Oil and gas flow             8                        132         117
                                                                       10                       135
                 -----------------------------------------------------------------------------------------------
                                                                       6                        299
  Dolinnoe 3       3639.7-3658.3;         Oil and gas flow             8                        303         303
                    3660-3663.6                                        10                       306
                 -----------------------------------------------------------------------------------------------
                                                                       6                      1,415
                   3594.5-3600.6;                                      8                      1,604
                    3603-3614.5           Oil and gas flow             10                     1,667       1,580
                                                                       12                     1,635
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                    2,000
----------------------------------------------------------------------------------------------------------------
    Emir 1          2933 - 2977        Production 7/05 (ave)                                    100         100
                 -----------------------------------------------------------------------------------------------
                                                                                 Total                      100
----------------------------------------------------------------------------------------------------------------

         The total capacity, based on cumulative test data for each well to date, is approximately 3,147 bpd.

         Please note that all the tests and production rates for these wells are for production that is flowing from greater than 10,000 feet against a choked wellhead, prior to any stimulation. Because of the high reservoir pressure it has not been necessary to introduce artificial lift in any of the ADE Block fields, however, conventional stimulation techniques to improve production rates are being considered.

         Chapman Petroleum Engineering Ltd has performed an Inflow Performance
Relationship study to examine the maximum flow rates implied by the existing test data, assuming the wells were completely optimized with pumping equipment from the sand face up. Again this analysis would reflect pre-stimulation rates.
The results indicate absolute maximum rates for the total of these wells including all combined zones of 8,814 STB/d. These rates, of course, are not realistically achievable, but the study demonstrates meaningful rate improvement potential with the implementation of conventional equipment.

         The results of the study are tabulated on Appendix 1, attached hereto.

         The Company proposes to incorporate much of the above information into the amended SB-2 filing under the sub-heading "Production" on page 32 to provide

Mr. Roger Schwall
January 31, 2006

additional disclosure about the results of testing and whether the Company believes these results are representative of the wells' long-term production trends.

         Our Properties, page 36
         -----------------------

7.       You disclose that you own a 100% interest in a production license and the current royalty rate is 2%. You further disclose that when a commercial license is negotiated royalty rates can range from 2% to 6%.
         This would appear to give you a 94 to 98% net interest. However, we are not aware of any production contracts that are so beneficial to the grantee of the license. Disclose whether at any time the government has an option to participate or increase their net interest in the subject reserves. Provide us a copy of this contract or revise your document to make any corrections necessary in this disclosure. We may have further comment.

         We own a 100% interest in an exploration license and the current royalty rate is 2%.

         In accordance with the Kazakhstani fiscal regime, royalty rates vary from 2% to 6% depending on annual production volume. (Please see the following royalty rate scale).

         The amount of government participation in our revenues is stipulated by our contract. The government is obligated to follow the contract terms and cannot increase its share of participation without changing appropriate legislation.

         In addition to the royalty explained above, under the tax regime, the government collects corporate income tax of 30%. The government also collects an excess profits tax, which is applied after a number of deductions, and can be as high as 60% of the profits in excess of a prescribed rate of return for the
Company.

         Under this regime the Republic of Kazakhstan derives a share of production, which is comparable to many production sharing agreements around the world. The calculation of these taxes is presented in the Chapman Report. Also, a summary of the royalty provisions and applicable rates follows:

------------------------------------------------------------------------------------------------------------------------
            Royalty                Exploration       Production                 Rates
------------------------------------------------------------------------------------------------------------------------
Royalties shall be paid by a                                        Royalty   rates   for    hydrocarbons    shall   be
user of mineral resources                                           established  on a  sliding  scale as a  percentage,
separately for each type of                                         determined  in  accordance   with  the   extraction
minerals extracted on the               X                  X        volume, for each year of activity,  based on one of
territory of the Republic of                                        the following rates:
Kazakhstan, regardless of
whether they are sold                                               Up to 500,000 tons - 2 percents;
(shipped) to buyers or used                                         500,000 tons to 1,000,000 tons - 2.5%
------------------------------------------------------------------------------------------------------------------------

Mr. Roger Schwall
January 31, 2006

------------------------------------------------------------------------------------------------------------------------
for ones own needs.                                                 1,000,000 tons to 1,500,000 tons - 3%
                                                                    1,500,000 tons to 2,000,000 tons - 3.5%
                                                                    2,000,000 tons to 2,500,000 tons - 4%
                                                                    2,500,000 tons to 3,500,000 tons - 4.5%
                                                                    3,500,000 tons to 4,500,000 tons - 5%
                                                                    4,500,000 tons to 5,000,000 tons - 5.5%
                                                                    More than 5,000,000 tons - 6%
------------------------------------------------------------------------------------------------------------------------

8.       Please revise your filing to give the results of the well work you disclose such as the re-entering well in the Aksaz, Emir and Dolinnoe fields and the two new wells drilled in the Dolinnoe field.

         Please see our response to comment 6 above. We propose to incorporate this information into the amended SB-2 filing.

9.       Tell us if you are the operator of all of your oil and gas properties.

         The Company is the operator of all of its oil and gas properties.

         Title to Properties, page 39
         ----------------------------

10.      You state that you believe you have satisfactory title to all our properties. As we understand you have an interest in a license to use subsurface mineral resources and a hydrocarbon exploration contract.
         However, this does not imply you have title or ownership in any reserves but only a contractual right to explore and produce. Please clarify your document as necessary.

         We propose to revise the "Title to Properties" disclosure as follows:

         Title to Properties

                  We hold an exploration contract from the Republic of
         Kazakhstan that grants us the right for exploration and test production of hydrocarbons on the ADE Block and the Extended Territory. Our rights to these properties will terminate in June 2007 unless we are able to negotiate an extension of our current exploration contract or we are granted a commercial production contract.

Results of Operations, page 42
------------------------------

         Costs and Operating Expense, page 44
         ------------------------------------

11.      You state that you incurred $206,929 in "selling expenses" during the fiscal year ended March 31, 2005 but these costs were not included as operating costs. Please explain to us what this is.

Mr. Roger Schwall
January 31, 2006

         We did not exclude "selling expenses" from operating costs. Selling expenses are included in the loss from operations as disclosed in the
Consolidated Statements of Loss. If, however, the staff feels the current presentation is confusing, we would propose to revise this disclosure prospectively to present a single line item for "oil and gas operating expenses"
that discloses all oil and gas operating expenses in a single line item, including selling expenses. The selling expenses were primarily transportation costs.

         Revenue and Production, page 46
         -------------------------------

12.      As you produced 41,456 barrels of oil for the three months ended June
         30, 2005 and derived revenues of $662,637 in the same period it would appear that your average oil price was $15.98 per barrel and not $17.98 as you disclose. Also for the three months ended June 30, 2004 it appears the average oil price should be $10.43 per barrel. Please revise your document or explain to us why it is not necessary.

         During the three months ended June 30, 2005 we produced 41,456 barrels of oil but only sold 36,854 barrels. The remaining barrels were placed into storage at our oil storage facility. Average oil price was calculated based the number of barrels sold, not the number of barrels produced. In other words, during the period we produced 41,456 we sold 36,854 barrels and realized revenue of $662,637, which equates to average price of $17.98 per barrel and retained in storage 4,602 barrel in storage.

         The same situation occurred during the three months ended June 30,
2004, when we produced 11,405 barrels of oil but sold only 8,995 barrels of oil.
The difference was placed in storage.

         We propose to amend the SB-2 filing to provide a footnote to "Average
Sales Price" to disclose that the Company may, at times, produce more barrels than it sells in a given period. The average sales price is calculated based on the average sales price per unit sold, not per unit produced.

Notes to the Consolidated Financial Statements, page F-7
--------------------------------------------------------

         Long Term Liabilities, page F-16
         --------------------------------

13.      Tell us who PGS Reservoir Consultants are and the services they provide to you.

         PGS Reservoir Consultants, a division of Petro Geo-Services ASA, is an independent service engineering company retained by the Company to interpret and analyze 2D Soviet seismic data of the ADE Block.

Mr. Roger Schwall
January 31, 2006

Supplementary Financial Information on Oil and Natural Gas Exploration
Development and Production Activities (unaudited), page F-23
----------------------------------------------------------------------

14.      Tell us why if you had 41.7 BCF of proved developed gas reserves, you had no gas production during FY 2005. Unless you can show evidence of long term gas contracts or a robust spot market we do not believe the gas reserves can be classified as proved. Tell us the source of the
         $0.50 per Mcf gas price used by the consultant in his report.

         Gas reserves in the amount of 41.7 Bcf represents solution gas being produced with the oil. The gas is being measured with production in the case of the producing wells and is currently being flared. The gas reserves have not been assigned to the producing category, because the fields are not currently tied-in to the gas pipeline and currently gas is not being sold. Gas is shown in the developed non-producing category and the undeveloped category depending on the category of oil to which they relate.

         The Company has been approached by a third party company with a proposal to install and jointly own gas processing facilities and to tie-in to the gas pipeline. The Company is currently performing due diligence with regard to the technology and the third party. The Company has also received correspondence from the local energy authority in Aktau, Kazakhstan, (the nearest city to the Company's fields) requesting that it tie its gas into the pipeline because of the need for gas in Aktau. The Company expects to tie the fields in with the gas pipeline and to be selling gas to the local market by the end of the 2006 calendar year.

         The Company believes that its presentation of these reserves as proved
(proved developed non-producing and proved undeveloped) is appropriate. Based on your comments, however, that gas cannot be considered proved until there is a contract in place for the sale of the gas, we agree to a reclassification of the
41.7 Bcf gas reserves from proven to probable in the Reserve Report of Chapman
Petroleum and propose to make appropriate revisions in the amendment to the
SB-2.

15.      It appears from your oil production during FY 2005 it will take 198 years to produce just your developed oil reserves and 33 years to produce the proved producing reserves assuming oil production does not change. As all production will decline over time explain to us how this amount of developed reserves meets the requirements of reasonable certainty to be produced under Rule 4-10(a) of Regulation S-X.

         While you are correct that based on our production during fiscal 2005 it would take 198 years to produce our develop oil reserves, that overlooks the fact that most of our developed reserves were still shut in at the time of our report. The proved developed reserves value of 13,614 MSTB would correspond to

Mr. Roger Schwall
January 31, 2006

an initial rate of about 1,950 STB/d at predicted initial rates for the total proved developed wells, once they are placed on production. This amounts to a reserve life index of 19 years. Of course, with declines the real life will be longer.

         We agree with your calculated life of 33 years for the proved producing from the reserve value of 3,702 MSTB and a current rate of about 300 STB/d.

         Please note that at the time of the report, the Dolinnoe 2 & 3 wells were not on production and the Emir 1 well was shut in, but all of these wells were classed as proved developed because they had already been drilled and were being tested. We estimated initial rates of about 500 STB/d per well for the
Dolinnoe 2 & 3 wells, based on the cumulative tests for Dolinnoe 1. Dolinnoe 1 has never been on production from more than one individual interval, during
2005, but totaling rates from all the intervals tested results in greater than
500 STB/d.

         These reserves qualify as proved reserves under Rule 4-10(a) of
Regulation S-X on the basis that only zones in existing wells that have been tested or placed on production have been assigned reserves. Reserves have been established based on volumetric analysis, utilizing digital computerized log analysis and reasonable drainage areas and recovery factors. Zones that have been tested in one of the wells and correlate to the other wells, but that have not been tested in the other wells, have been considered tested in the accumulation. These wells are directly adjacent to each other.

16.      There are several material differences between the undiscounted and discounted before and after tax cash flow numbers in the reserve report compared to the SMOG numbers in the filing. Please explain.

         We have reviewed the SMOG numbers in the filing against the numbers in the reserve report and cannot identify any material discrepancies. Would you please provide us additional details as to which numbers you are referring?

                       Reserve Report as of April 1, 2005

17.      We note for the proved developed consolidation of the 5 wells on the
         ADE Block you have assumed production will increase from 874.4 barrels of oil per day to 1,887.5 barrels of oil per day. Tell us what the current production from these wells are and the basis of assuming production from the existing wells will more than double in 2006.

         The report assumes the non-producing Dolinnoe 2 & 3 wells would commence production by September 2005 at 500 STB/d each, as discussed above. We also expected a work-over of the Emir 1 well to result in 300 STB/d. This

Mr. Roger Schwall
January 31, 2006

resulted in the average production on the cash flow analysis, over the period from April to December 2005, to be 874 STB/d. In 2006 it was assumed that
Dolinnoe 1 would be reconfigured to allow all zones to produce at once at a total rate of 500 STB/d, bringing the total yearly average to about 1,887.5
STB/d.

         As disclosed in our response to comment 6, Emir 1 is currently producing less than our expectation. However, as we also disclosed in our response to comment 6, after the report date, the Dolinnoe 3 well, alone tested at cumulative rates from all zones of about between 1,500-1,625 STB/d depending on choke size. We are confident that production rates at Emir-1 can be increased and we plan to carry out additional activities, such as hydrofracturing and acid treatment, to increase production at that well.

         For information regarding the production rates of each of our wells, please refer to our response to comment 6.

18.      You have estimated each of these proved developed wells to have proved reserves of over 2.7 million barrels per well. Tell us how you arrived at this estimate and why it meets the requirements of reasonable certainty under Rule 4-10(a) of Regulation S-X.

         As was stated in response to comment 15 above, the reserves qualify as proved reserves under Rule 4-10(a) of Regulation S-X on the basis that only zones in existing wells that have been tested or placed on production have been assigned reserves. Reserves have been established based on volumetric analysis, utilizing digital computerized log analysis and reasonable drainage areas and recovery factors. Zones that have been tested in one of the wells and correlate to the other wells, but that have not been tested in the other wells, have been considered tested in the accumulation. These wells are directly adjacent to each other.

         There are also Triassic intervals in some wells which were identified as pay by log analysis, but which were not assigned reserves due to a lack of testing.

         Additionally, there are significant hydrocarbons indicated by log analysis and drilling shows in the Jurassic formation, higher up hole in all these wells, that have had no reserves assigned because the Jurassic has not been sufficiently investigated by testing, to date and therefore do not qualify.
The establishment of reserves in the Jurassic in this Block would have a significant impact.

19.      We note that the decline rate of the Aksaz 1, 4 and the two proved undeveloped wells are estimated to be 2.0% per year. Tell us how you arrived at this estimated decline rate. We also note a very modest rise in the GOR over time for these wells. Tell us how you estimated this.

Mr. Roger Schwall
January 31, 2006

         The low decline rates result from the combination of the initial rates scheduled in the report compared to the reserves assigned to the properties. The reserves are well substantiated and it would not seem to be appropriate to arbitrarily reduce the reserves to accommodate a production schedule that is not yet fully implemented. At fully optimized rates (see Q6.) the declines and depletion times would be much more as expected. Even though there is technical evidence suggesting these wells are capable of higher rates, the rates used in the report were restricted to those that have actually been achieved (at the time of the report), as a means of maintaining a conservative approach.

         The GORs were not meant to increase. We expected that the gas will be tied-in during 2006, so it gives the appearance on the cash flows that the GOR increases in 2007.

20.      Tell us the reason you make capital investments of $2 million in the
         2005 and $3,500 million in 2006 for the proved developed reserves in the ADE Block.

         The reserves were classified as developed because they were drilled, and in some cases on production. However, there was still some capital required for completion and testing for the two non-producing wells. We also included capital for a gas gathering system and well site facilities.

21.      You cannot reduce the fixed costs after five years based only on an assumption that operations will "reach stability" by then. If costs are fixed, then it cannot be assumed that they will be materially lower at some point in the future. We are not clear on how fixed costs could change so dramatically but if these costs actually are materially reduced at sometime in the future, then at that time you may use lower costs in the reserve estimates. Until then please revise your estimate based on current fixed costs being held constant as required by Rule
         4-10(a) of Regulation S-X.

         Chapman Petroleum has rerun the economic analysis, as requested, implementing current operating costs held constant throughout.

         In preparing the initial evaluation there was very little operating cost history on this property. In the absence of confirmed costs, to be conservative, Chapman Petroleum arbitrarily included an annual cost to account for unforeseen circumstances during the development stage of the property. After a few years these arbitrary costs were reduced. We have been advised that this reduction is not appropriate under SEC regulations and we acknowledge this.

         To be fair, we have undertaken to reestablish the appropriate operating costs for the property, from more extensive data now available. In the

Mr. Roger Schwall
January 31, 2006

reassessment Chapman Petroleum has used variable costs of $2.00/STB and
$8,000/well per month, which is supported by public reporting by the Company.

         The results of Chapman Petroleum's reevaluation are presented in
Appendix 2 to this Letter.

22.      It is not appropriate to not attribute some general administration costs to the field operations. Please revise your estimate to incorporate these into your reserve estimate.

         Chapman Petroleum has incorporated a G&A allocation $200,000 per month, reflecting the cost of the Company's Emir office, to its reevaluation. This cost was projected for the life of the project and the values are presented separately on the Summary of Results on the Total Proved level.

23.      Provide us with the oil gravity and the reasons 80 and 160 acres and
         30% are reasonably certain for the drainage area and the recovery factor for these wells. We do not feel that only anecdotal evidence about recovery efficiency is sufficient for proved reserves. Tell us the reservoir drive mechanism you assumed and the bubble point pressure of each of the reservoirs. Tell us the reason for assuming the gas-oil ratio will remain relatively stable over the productive life of the reservoir.

         The API gravity of the Emir and Dolinnoe oil is 41 degrees. The oil at
Aksaz is greater than 50 degrees API and is practically condensate.

         A recovery factor of 30% has been assigned, based on input to Chapman
Petroleum from various sources, including the Company's staff, other consultants who are familiar with the reservoirs in the basin and information from surrounding fields. The nearest similar fields, Alatobe and North Akkar have recognized recovery factors of 38% and 30%, respectively. These factors were established and are supported by prolonged production from these fields.

         Although it is too early to confirm the depletion mechanism in the ADE fields, there is a high likelihood that these are water drive reservoirs. A review of the geological reference book for RoK reveals that most Triassic reservoirs in western Kazakhstan are influenced by water drive mechanisms. This is true for many other reservoir types, also. These Triassic reservoirs are located on a drape and do not have water contacts in the structurally high wells. Rather the water legs are located down structure, surrounding the oil accumulation providing pressure support without the risk of premature coning or encroachment.

         To confirm the recovery factor assignment Chapman Petroleum has prepared an analysis with material balance equations based on fluid properties and reservoir parameters, for Emir and Dolinnoe. The results of this analysis

Mr. Roger Schwall
January 31, 2006

indicates recovery factors approaching 30% even under solution gas drive with no water drive influence. Influence from even partial water drive would improve on these indications. The same recovery has been assigned to Aksaz.

         The technical analysis and summary of the procedure are contained in an
Appendix 3 to this response. The basic reservoir and fluid parameters are shown below:
         Emir : Initial Pressure - 5878 psi., Bubble Point Pressure - 3000 psi.,
Solution gas-oil-ratio - 673 scf/STB, Formation Volume Factor - 1.35 RB/STB

         Dolinnoe : Initial Pressure - 7445 psi., Bubble Point Pressure - 4000
psi., Solution gas-oil-ratio - 1280 scf/STB, Formation Volume Factor - 1.78
RB/STB

         This analysis does include the gradual increase of GOR with eventual recovery of about 85% of the solution gas for each pool. In the economic evalution the GOR was held at the current level, strictly to be conservative.

         The reservoirs are between 30% and 40% over-pressured. The reservoirs are of good quality and there does not appear to be a threat of premature water encroachment, as no oil water contact can be seen in any of the wells in any zone. A drainage area of 160 acres is supported by the "State Balance of Oil
Reserves of the Republic of Kazakhstan", which generally uses a 500 meter drainage radius (194 acres) as a minimum in this basin. Reservoir characteristics of the Dolinnoe oil field allow for a 1 km drainage area.

         Alternatively, based on the same reserves, we could have assumed that infill wells would be drilled to reduce drainage areas of individual wells. This would require additional capital, but would result in higher rates and acceleration of the reserves assigned, undoubtedly increasing the NPV of the property. At this early stage of the development we have made the assumption of a 160 acre drainage per well, which considering the resulting long life of the reserves, may not be completely realistic, but is by far the most conservative model to portray future cash flows and NPV from the reserves assigned.

24.      Tell us if you have core data and what that information is. Tell us the permeability values of the reservoirs in each field.

         We have core samples from Dolinnoe 1, 2, and 3, Emir 1 and Aksaz 1 & 4.
Permeabilities range from around 5 md to over 400 md. with a mid-range value of about 100 md. The core samples are in close agreement on water saturation and generally demonstrate a higher porosity than used in the report for our reserves, determined from log analysis.

Mr. Roger Schwall
January 31, 2006

25.      Tell us if you limited proved reserves to lowest and highest known oil by well penetration.

         Reserves in all zones were limited to only the pay zones that were tested, applied to a single drainage area for each well. The structure is reasonably flat and no water contacts have been detected in the existing wells for any zones that have been assigned reserves.

26.      Tell us the total life of the proved reserves for each reservoir.

         See our response to comment 15 and 19 above.

27.      We note the Dolinnoe #1 well has declined at an approximate rate of 40%
         per year in 2004 and 2005. Therefore, it appears that your forecasted rates and decline rate cannot be supported. Please revise the reserves based on the actual performance to date.

         The well was drilled during Soviet times before the Company acquired the ADE Block. Drilling commenced on June, 1990 and was completed on July 1994.
There were two major down hole failures experienced during drilling. The well was tested on September 1995. The well bore has 25 degree spiral-formed deviated shape. The bottomhole area is polluted with formation debris and asphatene precipitation. In the newer wells, we are discovering paraffin precipitation, which is restricting production, but which is treatable. Our assumption is that this is the reason the production rate has been declining. The reservoir pressure was not measured since the gauge could not enter the wellbore. We think that the rate decline is occurring due to technical conditions of the well bore.
In our opinion, reservoir energy is not declining at a rate of 40% per year.
Also, it must be remembered that the full production life includes production from different zones, producing individually.

28.      For the Emir proved undeveloped wells it is not appropriate to assume productive rates 3 times higher than the rates actually seen in the
         Emir #1 well. Please revise your estimates accordingly.

         The Emir 1 well was drilled during Soviet times. When the well was initially tested there was a near blowout with reported rates of oil and mud of over 2,381 STB/d. The well was killed with some unknown heavy substance, which badly damaged the well. The well was re-entered and placed on production at an initial rate of about 180 STB/d flowing from 10,000 feet on a 4mm choke against over 700 psi well head pressure. The foreign material that invaded the zone soon plugged up the perforations and perhaps the immediate well bore and the well was shut in due to non commercial rates at the time of the latest report. Chapman
Petroleum Engineering Ltd. reclassified the reserves as proved non-producing,

Mr. Roger Schwall
January 31, 2006

assuming a workover of the well would be performed. We believe the initial indicated rates and the surrounding wells' performance suggest the 300 STB/d rate is reasonable expectation.

29.      It is not clear to us why 2 offset PUD Emir wells will have more than 5 times the reserves of the proved developed well. If this is due only to the initial higher production rates assigned to these wells, then the reserves should be reduced as the rates are reduced on the comment above. If there are other reasons for these higher reserves please indicate them to us or alternatively reduced the reserves.

         For the proved undeveloped reserves we utilized exactly the same well bore parameters as for the Emir 1 well and the conventional 160 acre drainage used throughout the Block. The drainage area in the Emir 1 well was reduced to
80 acres because of the damage that had occurred during Soviet times to the well bore when killing the blowout, as discussed above. We would not expect the same occurrence with the wells to be drilled. The reserves thus were twice as much per well as the developed well simply due to the area assigned. Therefore, overall, the undeveloped reserves assigned are four times the developed.

         We have confidence in the Emir field, even with the poor performance of the Emir 1 well. The technical analysis strongly supports the presence of producible hydrocarbons, especially with comparison to the other wells in this
Block. Emir is productive from the same reservoir, the Triassic, as the Dolinnoe and Aksaz fields. All three fields are close to each other and are in the same geological environment. The well log analysis for all three fields demonstrate very similar characteristics and we believe the success thus far in Dolinnoe and
Aksaz further supports the proved reserves assignment in Emir. Emir is located in an active area where the Triassic is a common oil producer. Emir wells should perform as well as any wells in the Block.

30.      Tell us if you attribute proved reserves to the Lower Triassic interval in any of the three fields on the ADE Block. If so, tell us which ones.
         Tell us if the Lower Triassic has been production flow tested in any of the fields. If so, tell us the fields it was tested in and the results.

         The Dolinnoe field has been assigned reserves in both the Upper and
Lower Triassic, as we referred to it. Again, only tested or produced zones have been assigned reserves and the lower Triassic has been thoroughly tested in
Dolinnoe.

         We did not assign any reserves to the lower Triassic in Emir and for
Aksaz we did not attempt to differentiate between what might be called upper or lower. The reserves here were assigned to an interval in the Lower Triassic based on log analysis and test data.

Mr. Roger Schwall
January 31, 2006

         The Aksaz 1 and Dolinnoe wells have deposits that we assume belong to the Lower Triassic, as mentioned above, however, the exact stratification will be established after further paleontological research. Some of the intervals identified on logs are now being studied.

         The neighboring North-West Zhetybay field and the Oimasha field located within 150 Km. are also productive from the Lower Triassic.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                    Very truly yours,

                                                    POULTON & YORDAN

                                                     /s/ Richard T. Ludlow
                                                    ----------------------------
                                                    Richard T. Ludlow
                                                    Attorney at Law

                                                          Appendix 1
                                                     Productivity Analysis
                                               ADE Block, Republic of Kazakhstan

                                                                            Sand
                                                                  Tubing    Face     Product- Maximum
                                     Reservior          Gas-oil     Head   Flowing    ivity   Product-
                  Interval    Depth  Pressure  Oil rete -ratio    Pressure Pressure   Index    ivity
    Well           meters      feet     psi     STB/d   scf/STB     psi      psi        -      STB/d             Comment
----------------------------------------------------------------------------------------------------------------------------------
Aksaz # 1       4250 to 4275  13995    7677      166     2358       557      2500    0.0321     246      March 05 Production data

Dolinnoe #1     3521 to 3532  11562    7445      156     1234       762      3275    0.0374     279      March 05 production data
                3550 to 3570  11677    7519      133     1923       512      1925    0.0238     179      April 05 production data
                3641 to 3647  11936    7686      146     1235       440      2600    0.0287     221      May 05 production data
                                              ---------                                      ---------
                                                 435                                            678

Dolinnoe #2     3510 to 3522  11545    7434      252      564       732      3700    0.0675     502      Test operations
                3574 to 3643  11808    7603      100     1457       732      3500    0.0244     185      Test operations
                                              ---------                                      ---------
                                                 352                                            687

Dolinnoe #3     3594 to 3614  11821    7612     1666      600      2007      5587    0.8228    6263      Test operations
                3639 to 3663  11975    7711      303      581        -       1106    0.0459     354      Test operations
                3665 to 3682  12047    7757      132      957        -       4058    0.0357     277      Test operations
                                              ---------                                      ---------
                                                2101                                           6894

Emir #1         2933 to 2977   9692    5878      100      373       732      4000    0.0532     313      July 05 production data
                                              ---------                                      ---------
Total Block (four wells)                        3154                                           8818

                                                           Appendix 2

                                                             Table 1                                  Constant Prices & Costs
                                            Summary of Company Reserves and Economics
                                                        Before Income Tax
                                                          April 1, 2005

                                                         BMB MUNAI, INC.
                                               ADE Block, Republic of Kazakhstan

                                                                 Net To Appraised Interest
                          ---------------------------------------------------------------------------------------------------------
                                                Reserves                                       Cumulative Cash Flow (BIT) - M$
                          ------------------------------------------------------------  -------------------------------------------
                          Light and Medium Oil   Sales Gas       NGL        BOE
                                 MSTB              MMscf        Mbbls      Mbbls                     Discounted at:
                          -----------------    ------------ ----------- --------------  -------------------------------------------
Description                 Gross     Net       Gross  Net  Gross  Net  Gross    Net     Undisc. 5%/year 10%/year 15%/year 20%/year
-------------------------- -------  -------    ------ ----- ----- ----- ------  ------  -------- ------- -------- -------- --------
Proved Developed Producing
--------------------------

   Aksaz                    1,861    1,824        0       0   0     0   1,861   1,824     28,982   12,465   7,652   5,563    4,408
   Dolinnoe Field           1,841    1,804        0       0   0     0   1,841   1,804     32,011   20,871  15,181  11,858    9,715
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved Developed
 Producing                  3,702    3,628        0       0   0     0   3,702   3,628     60,993   33,336  22,832  17,421   14,123

Proved Developed Non-
 Producing
--------------------------
   Dolinnoe Field           6,879    6,741        0       0   0     0   6,879   6,741    121,384   66,819  45,409  34,312   27,552
   Emir                     3,033    2,973        0       0   0     0   3,033   2,973     52,386   25,174  15,755  11,319    8,785
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved Developed Non-
 Producing                  9,912    9,714        0       0   0     0   9,912   9,714    173,770   91,993  61,165  45,631   36,336
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved Developed     13,614   13,342        0       0   0     0  13,614  13,342    234,763  125,329  83,997  63,052   50,459

Proved Undeveloped
--------------------------
   Aksaz                    5,630    5,517        0       0   0     0   5,630   5,517     74,349   22,440   8,275   2,730       47
   Dolinnoe Field           2,580    2,528        0       0   0     0   2,580   2,528     38,038   16,947   9,037   5,223    3,074
   Emir                    12,134   11,891        0       0   0     0  12,134  11,891    209,069   54,593  22,594  11,853    6,833
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved Undeveloped   20,344   19,937        0       0   0     0  20,344  19,937    321,456   93,980  39,906  19,806    9,954
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved               33,958   33,279        0       0   0     0  33,958  33,279    556,219  219,309 123,903  82,857   60,413

Probable
---------------------------
Probable Undeveloped
   Aksaz                    1,877    1,839   19,921  19,522   0     0   5,197   5,093     26,517    8,441   2,424     (82)  (1,262)
   Dolinnoe Field          20,636   20,224   35,449  34,740   0     0  26,544  26,014    317,515  155,535  86,001  50,821   30,956
   Emir                    36,447   35,718   46,338  45,411   0     0  44,170  43,287    638,183  211,336 102,296  59,110   37,086
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Probable Undeveloped 58,960   57,782  101,708  99,673   0     0  75,911  74,394    982,214  375,312 190,721 109,849   66,781
                           ------   ------  -------  ------ ---   --- ------- -------  ---------  ------- ------- -------  -------
Total Proved Plus Probable 92,918   91,061  101,708  99,673   0     0 109,869 107,674  1,538,434  594,621  14,624 192,706  127,194

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.
Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.
Columns may not add precisely due to accumulative rounding of values throughout the report. Reserves quoted in BOE calculated using a conversion of 6 Mscf/bbl (6:1).

                                                             Table 1T                                 Constant Prices & Costs
                                            Summary of Company Reserves and Economics
                                                        After Income Tax
                                                          April 1, 2005

                                                         BMB MUNAI, INC.
                                                ADE Block, Republic of Kazakhstan

                                                                 Net To Appraised Interest
                          ---------------------------------------------------------------------------------------------------------
                                                Reserves                                      Cumulative Cash Flow (BIT) - M$
                          ------------------------------------------------------------ -------------------------------------------
                          Light and Medium Oil   Sales Gas       NGL        BOE
                                 MSTB              MMscf        Mbbls      Mbbls                    Discounted at:
                          -----------------    ------------ ----------- -------------- -------------------------------------------
Description                 Gross     Net       Gross  Net  Gross  Net  Gross    Net    Undisc. 5%/year  10%/year  15%/year 20%/year
-------------------------- -------  -------    ------ ----- ----- ----- ------  ------ -------- -------  -------- -------- --------
Proved
----------------------------
   Total Proved (BIT)      33,958   33,279       0       0    0     0  33,958  33,279   556,219  219,309  123,903   82,857   60,413
Corporate G&A               -        -       -       -    -     -       -       -  (120,000) (44,896) (24,957) (17,142) (13,144)
Corporate Income Tax            -        -       -       -    -     -       -       -  (124,580) (37,431) (20,629) (14,143) (10,432)
Excess Profits Tax              -        -       -       -    -     -       -       -  (137,783) (37,712) (18,846) (11,875)  (8,066)
                           ------   ------ -------  ------  ---   --- ------- -------  ---------  ------- -------  -------  -------
Total Proved After G&A
 and Income Tax            33,958   33,279       0       0    0     0 33,958   33,279   173,857   99,270   59,472   39,697   28,771

Probable
------------------------------
   Total Probable (BIT)    58,960   57,782 101,708  99,673    0     0  75,911  74,394   982,214  375,312  190,721  109,849   66,781
Corporate Income Tax            -        -       -       -    -     -       -       -  (315,440) (91,493) (48,316) (31,806) (22,507)
Excess Profits Tax              -        -       -       -    -     -       -       -  (409,953)(110,007) (54,596) (34,529) (23,642)
                           ------   ------ -------  ------  ---   --- ------- -------  ---------  ------- -------  -------  -------
Total Probable After
 G&A and Income Tax    58,960   57,782 101,708  99,673    0     0  75,911  74,394   256,822  173,811   87,809   43,514   20,633
                           ------   ------ -------  ------  ---   --- ------- -------  ---------  ------- -------  -------  -------
Total Proved Plus
 Probable After G&A
 and  Income Tax           92,918   91,061 101,708  99,673    0     0 109,869 107,674   430,679  273,081  147,281   83,211   49,404
                           ------   ------ -------  ------  ---   --- ------- -------  ---------  ------- -------  -------  -------

Gross reserves are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.
Net reserves are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.
Columns may not add precisely due to accumulative rounding of values throughout the report. Reserves quoted in BOE calculated using a conversion of 6 Mscf/bbl (6:1).

                                                          Table 2

EVALUATION OF: ADE Block, Kazakhstan                                              ERGO v6.00g  PETRO-SOFT SYSTEMS LTD.   GRAND TOTAL
Total Proved Consolidation                                                        GLOBAL  : 11-JUL-2005 3864_BMB_C$
                                                                                  EFF DATE: 01-APR-2005
                                                                                  RUN DATE: 13-JAN-2006 TIME: 17:54
                                                                                  FILE:

 EVALUATED BY      -
 COMPANY EVALUATED - BMB MUNAI INC.
 APPRAISAL FOR     -
 PROJECT           - CONSTANT PRICES & COSTS
                                                                                                  TOTAL CAPITAL COSTS - 34000000 -$-
                                                                                                  TOTAL ABANDONMENT - 550000 -$-

                                                                             Oil
                                                                            MSTB

                                              -----------------------------------------------------------
                                                                            Pool         Company Share
                                                       # of    Price ----------------- ------------------
                                              Year     Wells   $/STB   MSTB/d     Vol      Gross     Net
                                              -----------------------------------------------------------
                                              2005        5    21.27     0.9       240       240      236
                                              2006        7    21.39     2.4       807       807      791
                                              2007       11    21.29     4.1     1,072     1,072    1,051
                                              2008       11    21.25     8.4     1,125     1,125    1,102
                                              2009       11    21.25    10.1     1,088     1,088    1,066
                                              2010       11    21.25     9.5     1,050     1,050    1,029
                                              2011       11    21.24     9.1     1,014     1,014      994
                                              2012       11    21.24     8.7       975       975      956
                                              2013       11    21.24     8.3       940       940      921
                                              2014       11    21.24     7.9       906       906      888
                                              2015       11    21.23     7.6       874       874      857
                                              2016       11    21.23     7.3       844       844      827
                                              2017       11    21.23     7.0       815       815      799
                                              2018       11    21.22     6.7       787       787      771
                                              2019       11    21.22     6.4       761       761      745
                                              -----------------------------------------------------------
                                               SUB                              13,299    13,299   13,033
                                               REM                              20,658    20,658   20,245
                                               TOT                              33,954    33,954   33,279

= POOL/TRACT = =================================== COMPANY SHARE REVENUE AND CASH FLOW =============================================

                       Gross Revenue                Royalties         Operating Costs                  Proc
                    -------------------        ------------------- ---------------------               & Capi-     Cash Flow
      Oper  Capital        Sales Pro-                     Min-             Vari-           Net    Net  Other   tal  ----------------
Year  Costs  Costs    Oil  Gas   ducts Total  Crown Other eral     Fixed   able          Revenue back  Income Costs Undisc.  PW 10%
        M$     M$      M$    M$   M$     M$     M$    M$   M$  %     M$      M$   $/BOE     M$   $/BOE    M$    M$     M$      M$
-----------------------------------------------------------------------------------------------------------------------------------
2005    721   3,500   5,114   0    0   5,114    102    0    0  2.0    240     481   3.00   4,291  17.84    0  3,500     791     763
2006  2,239   6,500  17,197   0    0  17,197    344    0    0  2.0    624   1,615   2.77  14,614  18.10    0  6,500   8,114   7,200
2007  3,073  24,000  22,824   0    0  22,824    456    0    0  2.0    928   2,145   2.87  192,29  17.99    0 24,000  (4,705) (3,795)
2008  3,306       0  23,904   0    0  23,904    478    0    0  2.0  1,056   2,250   2.94  20,121  17.89    0      0  20,121  14,756
2009  3,232       0  23,116   0    0  23,116    462    0    0  2.0  1,056   2,176   2.97  19,422  17.85    0      0  19,422  12,949
2010  3,156       0  22,308   0    0  22,308    446    0    0  2.0  1,056   2,100   3.01  18,706  17.82    0      0  18,706  11,338
2011  3,084       0  21,544   0    0  21,544    431    0    0  2.0  1,056   2,028   3.04  18,029  17.78    0      0  18,029   9,934
2012  3,007       0  20,717   0    0  20,717    414    0    0  2.0  1,056   1,951   3.08  17,297  17.73    0      0  17,297   8,664
2013  2,936       0  19,964   0    0  19,964    399    0    0  2.0  1,056   1,880   3.12  16,629  17.69    0      0  16,629   7,572
2014  2,869       0  19,247   0    0  19,247    385    0    0  2.0  1,056   1,813   3.07  15,994  17.65    0      0  15,994   6,621
2015  2,805       0  18,565   0    0  18,565    371    0    0  2.0  1,056   1,749   3.21  15,389  17.60    0      0  15,389   5,792
2016  2,744       0  17,916   0    0  17,916    358    0    0  2.0  1,056   1,688   3.25  14,813  17.55    0      0  14,813   5,068
2017  2,686       0  17,296   0    0  17,296    346    0    0  2.0  1,056   1,630   3.30  14,265  17.51    0      0  14,265   4,437
2018  2,630       0  16,705   0    0  16,705    334    0    0  2.0  1,056   1,574   3.34  13,741  17.46    0      0  13,742   3,885
2019  2,577       0  16,142   0    0  16,142    323    0    0  2.0  1,056   1,521   3.39  13,242  17.41    0      0  13,242   3,404
------------------------------------------------------------------------------------------------------------------------------------
SUB  41,063  34,000 282,561   0    0 282,561  5,561    0    0  2.0 14,464 26,599         235,847           0 34,000 201,847  98,588

REM  74,568     550 438,256   0    0 438,256  8,765    0    0  2.0 33,252 41,317         354,922           0    550 354,372  25,315
TOT 115,633   4,550 720,816   0    0 720,816 14,416    0    0  2.0 47,716 67,915         590,769           0 34,550 556,219 123,903

===================== PRESENT WORTH (-M$-)=======================          ================= PROFITABILITY =========
                                                                                                          Before
Discount Rate              0%      5%       10%     15%      20%             COMPANY SHARE BASIS           Tax
-----------------------------------------------------------------          -----------------------------------------
Revenue .....           590,769  250,423  152,418 109,151   84,768         Rate of Return (%) ........... 999.9
Proc & Other Income       0        0        0       0        0         Profit Index (undisc.) .......  16.1
Capital Costs            34,000   31,052   28,506   26,29  224,354              (disc. @ 10.0%)..........   4.3
Abandonment Cost            550       62        9       2        0              (disc. @  5.0%)..........     7
Cash Flow .......       556,219  219,309  123,903  82,857   60,413         First Payout (years) .........   0.7
                                                                           Total Payout (years) .........   2.6
                                                                           Cost of Finding ($/BOE) ......  1.02
                                                                           PW @ 10.0% ($/BOE ) ..........  3.65
                                                                           PW @  5.0% ($/BOE ) ..........  6.46

================================COMPANY SHARE=========================================
                                                   Operating   Net    Capitals  Cash
                    1st Year  Averag  Royaltities    Costs   Revenue   Costs    Flow
 -------------------------------------------------------------------------------------
 % Interest ..........100.0    100.0
 % of Gross Revenue ..                    2.0         16.0     82.0     4.8    77.2

                                                                                                                        Continued...

                                                        Table 2 continued
                                                            BMB Munai
                                                        Allocation of G&A
                                                ADE Block, Republic of Kazakhstan

                      Undiscounted                                        Discounted @
                   -------------------   -------------------------------------------------------------------------------
                        G&A                    5%                  10%                   15%                  20%
      Year               M$/yr.                    M$                   M$                   M$                   M$
------------------ -------------------   -------------------   -------------------  --------------------  --------------
      2005               2,400                   2,342                2,288                 2,238                 2,191
      2006               2,400                   2,231                2,080                 1,946                 1,826
      2007               2,400                   2,124                1,891                 1,692                 1,521
      2008               2,400                   2,023                1,719                 1,472                 1,268
      2009               2,400                   1,927                1,563                 1,280                 1,057
      2010               2,400                   1,835                1,421                 1,113                   880
      2011               2,400                   1,748                1,292                   968                   734
      2012               2,400                   1,665                1,174                   841                   611
      2013               2,400                   1,585                1,068                   732                   510
      2014               2,400                   1,510                  970                   636                   425
      2015               2,400                   1,438                  882                   553                   354
      2016               2,400                   1,369                  802                   481                   295
      2017               2,400                   1,304                  729                   418                   246
      2018               2,400                   1,242                  663                   364                   205
      2019               2,400                   1,183                  603                   316                   171
                   -------------------   -------------------   -------------------  --------------------  --------------
    Sub Total           36,000                  25,526               19,146                15,049                12,292
       Rem              84,000                  19,370                5,811                 2,093                   852
                   -------------------   -------------------   -------------------  --------------------  --------------
      Total            120,000                  44,896               24,957                17,142                13,144

                                 Table 2 cont...
                                     Company
             Corporate Income Tax (CIT) and Excess Profit Tax (EPT)
                                 January 1, 2005
                                Area, Kazakhstan
                                  Total Proved

                                Deductible Costs
                      ----------------------------------------
                     Operating
              Gross  Costs and             Deductible   Total     Taxable  Corporate
             Income   G&A    Royalties  Capital   Deductions  Income   Income Tax
  Year        $M        $M          $M        $M         $M         $M        $M
---------   -------- ---------   --------- ---------- ---------- --------  ----------
  2005        5,114     3,121        102     1,891      5,114          0         0
  2006       17,197     4,639        344     9,109     14,092      3,105       932
  2007       22,824     5,473        456    11,100     17,029      5,795     1,739
  2008       23,904     5,706        478    11,100     17,284      6,620     1,986
  2009       23,116     5,632        462    11,100     17,194      5,922     1,777
  2010       22,308     5,556        446     6,400     12,402      9,906     2,972
  2011       21,544     5,484        431     4,800     10,715     10,829     3,249
  2012       20,717     5,407        414         0      5,821     14,896     4,469
  2013       19,964     5,336        399         0      5,735     14,229     4,269
  2014       19,247     5,269        385         0      5,654     13,593     4,078
  2015       18,565     5,205        371         0      5,576     12,989     3,897
  2016       17,916     5,144        358         0      5,502     12,414     3,724
  2017       17,296     5,086        346         0      5,432     11,864     3,559
  2018       16,705     5,030        334         0      5,364     11,341     3,402
  2019       16,142     4,977        323         0      5,300     10,842     3,253
            -------   -------   --------   -------   --------   --------   -------
Sub total   282,561    77,065      5,651    55,500    138,216    144,345    43,304
Remainder   438,256   158,569      8,765         0    167,334    270,922    81,276
            -------   -------   --------   -------   --------   --------   -------
    Total   720,816   235,634     14,416    55,500    305,550    415,267   124,580

                                           Ratio Net   Amount
               Net      20% of             Income to  Exceeding
             Income    Deductions Tax Base Deductions   20%      EPT Rate  EPT Amount
  Year         $M        $M         $M         %         %          %         $M
---------   -------- ---------   --------- ---------- ---------- --------  ----------
  2005            0     1,023     -1,023         0          0          0         0
  2006        2,174     2,818       -645        15         -5         15         0
  2007        4,057     3,406        651        24          4         15        98
  2008        4,634     3,457      1,177        27          7         30       353
  2009        4,145     3,439        707        24          4         15       106
  2010        6,934     2,480      4,454        56         36         60     2,672
  2011        7,580     2,143      5,437        71         51         60     3,262
  2012       10,427     1,164      9,263       179        159         60     5,558
  2013        9,960     1,147      8,813       174        154         60     5,288
  2014        9,515     1,131      8,384       168        148         60     5,031
  2015        9,092     1,115      7,977       163        143         60     4,786
  2016        8,690     1,100      7,589       158        138         60     4,554
  2017        8,305     1,086      7,218       153        133         60     4,331
  2018        7,939     1,073      6,866       148        128         60     4,119
  2019        7,589     1,060      6,529       143        123         60     3,918
            -------   -------   --------   -------   --------   --------   -------
Sub total   101,042    27,643     73,398     1,503      1,223        675    44,076
Remainder   189,645    33,467    156,178       113         93         60    93,707
            -------   -------   --------   -------   --------   --------   -------
    Total   290,687    61,110    229,577     1,616      1,316        735   137,783

Net Present Values
-------------------------------------------------------------------------
                                   Discout Factors - %/yr.
                      ---------------------------------------------------
                         0         5         10         15         20
                      --------  ---------  --------  ---------  ---------
Corporate Income Tax  124,580     37,431    20,629     14,143     10,432
Excess Profits Tax    137,783     37,712    18,846     11,875      8,066
-------------------------------------------------------------------------

                                                Table 3

EVALUATION OF: ADE Block, Kazakhstan                                          ERGO v6.00g  PETRO-SOFT SYSTEMS LTD.   GRAND TOTAL
Total Proved Plus Probable Consolidation                                      GLOBAL  : 11-JUL-2005 3864_BMB_C$
                                                                              EFF DATE: 01-APR-2005
                                                                              RUN DATE: 17-JAN-2006 TIME: 15:13
                                                                              FILE:

 EVALUATED BY      -
 COMPANY EVALUATED - BMB MUNAI INC.
 APPRAISAL FOR     -
 PROJECT           - CONSTANT PRICES & COSTS
                                                                                                TOTAL CAPITAL COSTS - 143000000 -$-
                                                                                                TOTAL ABANDONMENT - 1300000 -$-

                                Oil                                         Gas
                                MSTB                                        MMCF
               ---------------------------------------------------------------------------------------
                                  Pool     Company Share                   Pool       Company Share
                 # of  Price  -------------------------#-of--Price------------------------------------
         Year   Wells  $/STB  MSTB/d  Vol    Gross    Net   Wells $/MCF MMCF/d Vol    Gross     Net
         ---------------------------------------------------------------------------------------------
          2005      5  21.31   0.9     240     240    236      0  0.50   0.0      0        0       0
          2006      7  21.32   2.4     880     880    863      0  0.50   1.6    567      567     555
          2007     19  21.33   4.1   1,506   1,506   1,476     0  0.50   4.6  1,680    1,680   1,646
          2008     23  21.34   8.4   3,083   3,083   3,021     0  0.50   9.6  3,490    3,490   3,420
          2009     26  21.34  10.1   3,679   3,679   3,606     0  0.50  11.3  4,125    4,125   4,042
          2010     26  21.34   9.5   3,472   3,472   3,403     0  0.50  10.7  3,897    3,897   3,819
          2011     26  21.34   9.1   3,310   3,310   3,243     0  0.50  10.2  3,717    3,717   3,643
          2012     26  21.34   8.7   3,164   3,164   3,101     0  0.50   9.7  3,554    3,554   3,482
          2013     26  21.34   8.3   3,027   3,027   2,966     0  0.50   9.3  3,400    3,400   3,332
          2014     26  21.33   7.9   2,897   2,897   2,839     0  0.50   8.9  3,254    3,254   3,189
          2015     26  21.33   7.6   2,774   2,774   2,719     0  0.50   8.5  3,116    3,116   3,054
          2016     26  21.33   7.3   2,658   2,658   2,605     0  0.50   8.2  2,985    2,985   2,926
          2017     26  21.33   7.0   2,547   2,547   2,497     0  0.50   7.8  2,862    2,862   2,804
          2018     26  21.33   6.7   2,442   2,442   2,393     0  0.50   7.5  2,743    2,743   2,688
          2019     26  21.33   6.4   2,342   2,342   2,296     0  0.50   7.2  2,632    2,632   2,579
         ---------------------------------------------------------------------------------------------
           SUB                      38,023 38,023   37,263                   42,021   42,021  41,180
           REM                      54,895 54,895   53,797                   59,687   59,687  58,493
           TOT                      92,918 92,918   91,060                  101,708  101,708  99,673

= POOL/TRACT = =================================== COMPANY SHARE REVENUE AND CASH FLOW =============================================

                       Gross Revenue                Royalties         Operating Costs                    Proc
                    -------------------        ------------------- ---------------------                 &  Capi-   Cash Flow
      Oper  Capital             Sales Pro-                   Min-             Vari-          Net    Net  Other   tal  --------------
Year  Costs  Costs      Oil      Gas ducts Total Crown Other eral     Fixed   able         Revenue back  Income Costs Undisc. PW 10%
        M$     M$        M$       M$   M$    M$     M$    M$  M$  %     M$     M$   $/BOE     M$   $/BOE    M$    M$     M$     M$
-----------------------------------------------------------------------------------------------------------------------------------
2005    721   4,500     5,114       0  0    5,114    102  0  0  2.0     240     481  3.00   4,291  17.84 0   4,500     (209)   (202)
2006  2,479  11,000    18,759     283  0   19,042    381  0  0  2.0     624   1,855  2.54  16,182  16.60 0  11,000    5,182   4,599
2007  4,605  79,500    32,118     840  0   32,958    659  0  0  2.0   1,312   3,293  2.58  27,694  15.50 0  79,500  (51,806)(41,793)
2008  8,955  48,000    65,749   1,745  0   67,494  1,350  0  0  2.0   2,208   6,747  2.44  57,189  15.61 0  48,000    9,189   6,739
2009 10,542       0    78,524   2,062  0   80,586  1,612  0  0  2.0   2,496   8,046  2.41  68,432  15.67 0       0   68,432  45,625
2010 10,090       0    74,105   1,949  0   76,054  1,521  0  0  2.0   2,496   7,594  2.45  64,443  15.63 0       0   64,443  39,059
2011  9,735       0    70,626   1,858  0   72,484  1,450  0  0  2.0   2,496   7,239  2.48  61,299  15.60 0       0   61,299  33,777
2012  9,416       0    67,511   1,777  0   69,288  1,386  0  0  2.0   2,496   6,920  2.51  58,486  15.57 0       0   58,486  29,296
2013  9,116       0    64,579   1,700  0   66,279  1,326  0  0  2.0   2,496   6,620  2.54  55,837  15.54 0       0   55,837  25,427
2014  8,833       0    61,814   1,627  0   63,441  1,269  0  0  2.0   2,496   6,337  2.57  53,339  15.51 0       0   53,339  22,081
2015  8,564       0    59,183   1,558  0   60,741  1,215  0  0  2.0   2,496   6,068  2.60  50,962  15.47 0       0   50,962  19,179
2016  8,309       0    56,694   1,493  0   58,187  1,164  0  0  2.0   2,496   5,813  2.63  48,714  15.44 0       0   48,714  16,667
2017  8,068       0    54,340   1,431  0   55,771  1,115  0  0  2.0   2,496   5,572  2.67  46,588  15.40 0       0   46,588  14,490
2018  7,837       0    52,089   1,372  0   53,461  1,069  0  0  2.0   2,496   5,341  2.70  44,555  15.37 0       0   44,555  12,598
2019  7,620       0    49,960   1,316  0   51,276  1,026  0  0  2.0   2,496   5,124  2.74  42,630  15.33 0       0   42,630  10,958
------------------------------------------------------------------------------------------------------------------------------------
 SUB 114,88 143,000    811,16 721,010  0  832,177 16,644  0  0  2.0  31,840  83,049       700,644        0 143,000  557,644 238,500
 REM 194,18  41,300 1,170,436 429,843  01,200,279 24,006  0  0  2.0  74,446 119,738       982,090        0   1,300  980,790  76,124
 TOT 309,07 144,300 1,981,603 650,854  02,032,457 40,649  0  0  2.0 106,286 202,788     1,682,735        0 144,3001,538,435 314,625

============== PRESENT WORTH (-M$-)===============                                      ============= PROFITABILITY ================
                                                                                                                        Before
Discount Rate          0%         5%       10%      15%       20%                       COMPANY SHARE BASIS               Tax
------------------------------------------------------------------------------------------------------------------------------------
Revenue ................. 1,682,734   721,721  428,087   294,696   219,388                 Rate of Return (%) ...........     90
Proc & Other Income..         0         0        0         0         0                 Profit Index (undisc.) .......    107
Capital Costs............   143,000   126,943  113,440   101,986    92,193                                (disc. @ 10.0%)    2.8
Abandonment Costs........     1,300       156       23         4         1                                (disc. @  5.0%)    4.7
Cash Flow ............... 1,538,434   594,621  314,624   192,706   127,194                 First Payout (years) .........    0.8
                                                                                           Total Payout (years) .........    4.3
                                                                                           Cost of Finding ($/BOE) ......   1.31
                                                                                           PW @ 10.0% ($/BOE ) ..........   2.86
                                                                                           PW @  5.0% ($/BOE ) ..........   5.41

=================================== COMPANY SHARE ====================================
                                                   Operating   Net    Capitals  Cash
                    1st Year  Averag  Royaltities    Costs   Revenue   Costs    Flow
 -------------------------------------------------------------------------------------
% Interest ..........100.0     100.0
% of Gross Revenue .                      2.0         15.2     82.8      7.1    75.7

                                 Table 3 cont...
                                     Company
             Corporate Income Tax (CIT) and Excess Profit Tax (EPT)
                                 January 1, 2005
                                Area, Kazakhstan
                           Total Proved Plus Probable

                                Deductible Costs
                      ------------------------------------------

                     Operating
              Gross  Costs and             Deductible   Total     Taxable  Corporate
             Income   G&A    Royalties  Capital   Deductions  Income   Income Tax
  Year        $M        $M          $M        $M         $M         $M        $M
---------   -------- ---------   --------- ---------- ---------- --------  ----------
  2005        5,114     3,121        102     1,891      5,114          0         0
  2006       19,043     4,879        381    10,109     15,369      3,674     1,102
  2007       32,958     7,005        659    23,000     30,664      2,294       688
  2008       67,494    11,355      1,350    32,600     45,305     22,189     6,657
  2009       80,587    12,942      1,612    32,600     47,154     33,433    10,030
  2010       76,054    12,490      1,521    27,700     41,711     34,343    10,303
  2011       72,485    12,135      1,450    25,500     39,085     33,400    10,020
  2012       69,288    11,816      1,386     9,600     22,802     46,486    13,946
  2013       66,278    11,516      1,326         0     12,842     53,436    16,031
  2014       63,441    11,233      1,269         0     12,502     50,939    15,282
  2015       60,741    10,964      1,215         0     12,179     48,562    14,569
  2016       58,187    10,709      1,164         0     11,873     46,314    13,894
  2017       55,771    10,468      1,115         0     11,583     44,189    13,257
  2018       53,461    10,237      1,069         0     11,306     42,155    12,647
  2019       51,276    10,020      1,026         0     11,046     40,230    12,069
          ---------   -------   --------   -------   --------   --------   -------
Sub total   832,177   150,890     16,644   163,000    330,534    501,644   150,493
Remainder 1,200,279   211,184     24,006         0    235,190    965,090   289,527
          ---------   -------   --------   -------   --------   --------   -------
  Total   2,032,457   362,074     40,649   163,000    565,723   1,466,734  440,020

                                           Ratio Net   Amount
               Net      20% of             Income to  Exceeding
             Income  Deductions  Tax Base  Deductions   20%      EPT Rate  EPT Amount
  Year         $M        $M         $M         %         %          %         $M
---------   -------- ---------   --------- ---------- ---------- --------  ----------
  2005            0     1,023     -1,023         0          0          0         0
  2006        2,572     3,074       -502        17         -3         15         0
  2007        1,606     6,133     -4,527         5        -15         15         0
  2008       15,532     9,061      6,471        34         14         30     1,941
  2009       23,403     9,431     13,972        50         30         45     6,288
  2010       24,040     8,342     15,698        58         38         60     9,419
  2011       23,380     7,817     15,563        60         40         60     9,338
  2012       32,540     4,560     27,980       143        123         60    16,788
  2013       37,405     2,568     34,837       291        271         60    20,902
  2014       35,657     2,500     33,157       285        265         60    19,894
  2015       33,993     2,436     31,558       279        259         60    18,935
  2016       32,420     2,375     30,045       273        253         60    18,027
  2017       30,932     2,317     28,615       267        247         60    17,169
  2018       29,509     2,261     27,248       261        241         60    16,349
  2019       28,161     2,209     25,952       255        235         60    15,571
          ---------   -------   --------   -------   --------   --------   -------
Sub total   351,151    66,107    285,044     2,278      1,998        705   170,620
Remainder   675,563    47,038    628,525       287        267         60   377,115
          ---------   -------   --------   -------   --------   --------   -------
  Total   1,026,714   113,145    913,569     2,565      2,265        765   547,735

Net Present Values
-------------------------------------------------------------------------
                                     Discount Factors - %/yr.
                      ---------------------------------------------------
                         0         5         10         15         20
                      --------  ---------  --------  ---------  ---------
Corporate Income Tax  440,020    128,925    68,945     45,949     32,938
Excess Profits Tax    547,735    147,719    73,442     46,404     31,707
-------------------------------------------------------------------------

                                        Appendix 3